United States securities and exchange commission logo





                            April 3, 2024

       Anastasios Arima
       Chief Executive Officer
       IperionX Ltd
       129 W Trade Street
       Suite 1405
       Charlotte, NC 28202

                                                        Re: IperionX Ltd
                                                            Form 20-F/A for the
Fiscal Year ended June 30, 2023
                                                            Filed February 20,
2024
                                                            Response Dated
March 22, 2024
                                                            File No. 001-41338

       Dear Anastasios Arima:

              We have reviewed your March 22, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

       Form 20-F for the Fiscal Year ended June 30, 2023

       Information on the Company, page 52

   1. We note that you proposed various revisions to the annual report and technical report summary in response to
prior comment 2, pertaining to disclosures of the cut-off grade that would be economic
and appropriately utilized in quantifying mineral resources.

                                                        We understand that you
are unable to support your resource estimates at the end of your prior two fiscal years
based on the 0.4% THM cut-off grade disclosed and assumptions set forth in Section 11.8
of the technical report summary, and that you would like to instead report a 1% THM cut-off
grade using various revised assumptions, including higher
                                                        forecasted prices,
lower mining costs, and improved recoveries.
 Anastasios Arima
FirstName   LastNameAnastasios Arima
IperionX Ltd
Comapany
April       NameIperionX Ltd
       3, 2024
April 23, 2024 Page 2
Page
FirstName LastName
         We previously observed that the 2.2% THM average associated with your resource disclosures on page 44 appears to be the cut-off grade in your revenue cost break even calculation, based on the assumptions described in the technical report summary. Given this correlation and considering your response, it appears that you will need to revise your estimates of resources and associated disclosures to reflect only those volumes at or above the 2.2% THM cut-off grade. Please consult with the qualified person to arrange for corresponding revisions to the technical report summary.

         The types of changes proposed in your response may be considered in an updated or new technical report summary, though would generally not be appropriate as revisions to the prior technical report summary. However, if you commission an updated or new technical report summary in order to support future disclosures and to introduce new assumptions that alter the economic profile of the project, the qualified persons will need to provide details of the revised assumptions and explain how they were determined, as may include identifying the source of new information precipitating and supporting the change.

         We suggest that you and the qualified persons refer to the guidance in Item
         1302(d)(1)(i)(B) and (ii) of Regulation S-K, regarding the qualified persons evaluation of technical and economic factors likely to influence the prospect of economic extraction, and description of procedures, findings and conclusions. Please also refer to Item
         601(b)(96)(iii)(B)(11)(iii), on the reasons for using the selected price and the underlying assumptions, 19(i) on the methods used to demonstrate economic viability, (21) as to additional information or explanations necessary to provide a complete and balanced presentation of the value of the property, and (22) on risks and uncertainties that could reasonably be expected to affect the reliability or confidence in exploration results, mineral resource estimates, or projected economic outcomes.

         The content of any updated or new technical report summary that you obtain to support future disclosures should provide clear explanations for any changes in assumptions that materially correlate with project economics, as may include the cut-off grade, prices, costs and quantification of resources, relative to those requirements.
2. With regard to the changes that will be necessary to report the 2.2% THM cut-off grade, as well as any possible future change to introduce a 1% THM cut-off grade, please confirm that you will remove and no longer report materials having a THM % below your economic cut-off grade in your estimates of mineral resources, notwithstanding any intentions to process such material at your mineral wet concentration plant.

         Please include an explanatory note in your amendment to explain how the resource estimates have changed as well as the reasons, including quantification of the material that falls below the cut-off grade and has been removed in restating your resources. Based on the grade tonnage curve on page 27 of the technical report summary, it appears that a significant quantity of material is below your cut-off grade and would therefore not meet the definition of a mineral resource in Item 1300 of Regulation S-K. Anastasios Arima
IperionX Ltd
April 3, 2024
Page 3
3. We understand from your response to prior comment 2 that the cash flow analyses underlying your resource estimates include revenues associated with the sale of sub-
         economic material that you intend to process through a mineral wet concentration plant
         (i.e. material having a THM % at or above 0.4% and below the economic cut-off grade), and exclude the costs that would otherwise be incurred in sending the material to a temporary stockpile and then later re-loading and re-placing the material into the mining void to ensure progressive rehabilitation consistent with your mining plan.

         Given the significant volume of sub-economic material that you have designated for processing, please explain to us how you intend to fill the mining void to accomplish progressive rehabilitation, describe your plans for discarding the sub-economic material at the concentration plant after processing, and explain to us why you believe that costs associated with both of these activities would not need to be reflected in the cash flow analyses underlying your resource estimates, if this is your view. For example, describe the scope of your progressive rehabilitation plans and clarify whether you regard filling the mining void as an optional activity that you will not complete.
4. Please coordinate with the qualified persons involved in preparing the technical report summary to ensure that content throughout the report is revised as necessary to present and utilize details regarding the cut-off grade, estimates of resources, cash flow analyses, and the economic assumptions underlying these various measures in a consistent manner.
         Please similarly revise all corresponding information in your annual report. We suggest that you provide us with the draft amendments for review in advance of filing.
General

5. In your response to prior comment 1 you explain that a Form 6-K was furnished on March
         25, 2024 to provide information previously filed in Australia that you had not previously furnished on Form 6-K. However, it appears that you filed an Annual Report to
         Shareholders in Australia for your fiscal year ended June 30, 2022 on August 26, 2022, which was not included and has not yet been provided on Form 6-K. Please separately furnish this Annual Report to Shareholders.
       Please contact John Coleman at 202-551-3610, or Karl Hiller at 202-551-3686 with questions regarding comments on your mineral properties, or Sondra Snyder at 202-551- 3332 or
Gus Rodriguez at 202-551-3752, if you have questions on the other matters.



FirstName LastNameAnastasios Arima                             Sincerely,
Comapany NameIperionX Ltd
                                                               Division of
Corporation Finance
April 3, 2024 Page 3                                           Office of Energy
& Transportation
FirstName LastName